Filed by FinTech Acquisition Corp. III

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934, as amended

Subject Company: FinTech Acquisition Corp. III Parent Corp.

(Commission File No. 333-240410)

Paya Announces Strategic Acquisition of The Payment Group

Acquisition combines Paya’s established government and utilities capabilities with TPG’s tailored payment solutions and extensive customer base of municipal courts and utilities

ATLANTA, Sep. 21, 2020 -- Paya, a leading provider of integrated payment and commerce solutions, has announced that it has signed a definitive agreement to acquire  The Payment Group (“TPG”). TPG provides integrated payment solutions to more than 600 utility and municipal government clients, linking all payments with their existing accounting and business management software. This marks Paya’s second acquisition in the government and utilities integrated payments space. Paya is a portfolio company of GTCR, a leading private equity firm. TPG is a portfolio company of Thompson Street Capital Partners.

Paya will invest in TPG’s sales efforts, supplement TPG’s technology offerings, and broaden marketing efforts to increase the adoption of electronic payments among TPG’s current customer base. In addition, Paya will integrate TPG’s online billing and software applications into Paya Connect, its end-to-end payments platform. By adding TPG’s applications, Paya Connect will be able to enhance its suite of integration tools, as well as the commerce solutions it provides to Paya’s partners and their clients.

Since 2003, TPG has worked closely with municipalities to provide differentiated solutions that allow consumers to pay their court and utility bills digitally. TPG offers electronic bill presentment and payment solutions that are directly integrated into the workflow of the municipality’s core software, increasing electronic payment adoption, streamlining collection cycles, and reducing friction for the consumer to a roster of 600+ clients.

“TPG perfectly complements our already robust capabilities in the government and utilities sectors,” said Jeff Hack, CEO of Paya. “The acquisition will allow us to provide enhanced solutions to local governments and municipalities as they offer their residents the ability to make digital payments for services like utility and court bills.”

“This combination benefits TPG clients by offering them expanded services for their constituents,” said Ariel Kunar, CEO of TPG. “We are excited to leverage Paya’s extensive resources and reputation for excellent service to municipal and utilities clients.”

The acquisition continues Paya’s strategic approach to enhance Paya’s scale, expand into new verticals, add product capabilities and embed payments in vertical software. Paya previously acquired Stewardship Technology in late 2018 and First Billing Services in 2019, which expanded its growth and product offerings in the non-profit and government spaces, respectively.

“The deep expertise, technology, and proven success that the TPG team has achieved with government clients complements the work Paya has already undertaken to enable the highly flexible, vertically tailored, and integrated commerce solutions,” said KJ McConnell, Principal at GTCR. “The COVID-19 pandemic is accelerating the shift to digital payments, and TPG provides an affordable solution to smaller municipalities to enable citizens to pay their bills online.”

The transaction is expected to close in early October. The acquisition follows Paya’s announcement in August of its intent to merge with publicly-traded special-purpose acquisition company FinTech Acquisition Corp. III (FTAC). Upon the closing of the merger, which is expected to take place in Q4 2020, Paya will trade on the Nasdaq stock exchange under the ticker “PAYA.”

About Paya

Paya is a leading provider of integrated payment and frictionless commerce solutions that help customers accept and make payments, expedite receipt of money, and increase operating efficiencies. The company processes over $30 billion of annual payment volume across credit/debit card, ACH, and check, making it a top 20 provider of payment processing in the US and #6 overall in e-Commerce. Paya serves more than 100,000 customers through over 2,000 key distribution partners focused on targeted, high growth verticals such as healthcare, education, non-profit, government, utilities, and other B2B goods and services. The business has built its foundation on offering robust integrations into front-end CRM and back-end accounting systems to enhance customer experience and workflow. Paya is headquartered in Atlanta, GA, with offices in Reston, VA, Fort Walton Beach, FL, Dayton, OH, and Mt. Vernon, OH.

About The Payment Group

The Payment Group, LLC (TPG), based in Dallas, Texas, serves the payment processing needs of more than 600 municipal courts and utilities across the country, offering software integrations with court case management systems and mobile device compatibility to accept payments for various court-related matters, including traffic citations, warrants, low degree misdemeanors, as well as utility payments. TPG provides cities with a completely automated payment system for receiving payments online and processing them instantly – saving time, cutting costs, and generating more revenue for its municipal clients while making it easier for citizens to pay remotely or via phone. Founded in 2003, TPG has differentiated itself based on its strong technology and commitment to customer service. For more information, visit https://thepaymentgroup.com/

About GTCR

Founded in 1980, GTCR is a leading private equity firm focused on investing in growth companies in the Financial Services & Technology, Healthcare, Technology, Media & Telecommunications, and Growth Business Services industries. The Chicago-based firm pioneered The Leaders Strategy™ – finding and partnering with management leaders in core domains to identify, acquire and build market-leading companies through transformational acquisitions and organic growth. Since its inception, GTCR has invested more than $18 billion in over 200 companies.

About Thompson Street Capital Partners

Thompson Street Capital Partners is a St. Louis-based private equity firm focused on investing in founder-led middle market businesses. The firm has acquired more than 150 companies in the Healthcare & Life Sciences Services, Software & Technology Services and Business Services & Engineered Products sectors and have managed more than $2.6 billion since being founded in 2000.

Additional Information

In connection with the proposed Business Combination between Paya, Inc. and FinTech Acquisition Corp. III, FinTech Acquisition Corp. III has filed with the SEC a preliminary proxy statement / prospectus and will mail a definitive proxy statement / prospectus and other relevant documentation to FinTech Acquisition Corp. III stockholders. This document does not contain all the information that should be considered concerning the proposed Business Combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed Business Combination. FinTech Acquisition Corp. III stockholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with FinTech Acquisition Corp. III’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed Business Combination because these materials contain important information about Paya, Inc., FinTech Acquisition Corp. III and the proposed transactions. The definitive proxy statement / prospectus will be mailed to FinTech Acquisition Corp. III stockholders as of a record date to be established for voting on the proposed Business Combination when it becomes available. Stockholders are able to obtain a copy of the preliminary proxy statement / prospectus, and will be able to obtain a copy of the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: James J. McEntee, III, President and Chief Financial Officer, FinTech Acquisition Corp. III, 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination.

Participants in the Solicitation

FinTech Acquisition Corp. III and its directors and officers may be deemed participants in the solicitation of proxies of FinTech Acquisition Corp. III stockholders in connection with the proposed business combination. FinTech Acquisition Corp. III stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of FinTech Acquisition Corp. III in FinTech Acquisition Corp. III’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FinTech Acquisition Corp. III stockholders in connection with the proposed transaction are set forth in the proxy statement / prospectus for the transaction. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction are included in the proxy statement / prospectus that FinTech Acquisition Corp. III has filed with the SEC.

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